(212) 318-6906
michaelzuppone@paulhastings.com
July 25, 2006

Via Facsimile and Overnight Mail
Mr. Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crystal River Capital, Inc. Amendment No. 5 to Registration Statement on Form S-11 (File No. 333-130256)
Dear Mr. McTiernan:
On behalf of Crystal River Capital, Inc., a Maryland corporation (the “Company”), we enclose the following:
(1)	a letter from the Company requesting acceleration of the effective date of the Company’s Registration Statement on Form S-11; and

(2)	a letter from the Representatives of the Underwriters requesting acceleration of the effective date of the Company’s Form S-11 Registration Statement and addressing the distribution of the preliminary prospectus pursuant to Rule 460 under the Securities Act of 1933, as amended, and compliance with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We request that the Staff call the undersigned at (212) 318-6906 or Jon C. Tyras at (212) 318-6662 to advise us as to the anticipated effective time of the Registration Statement.
Very truly yours,
/s/ Michael L. Zuppone
Michael L. Zuppone

cc:	Clifford E. Lai Daniel S. Kim Jon C. Tyras

c/o Hyperion Brookfield Asset Management, Inc.
Three World Financial Center
200 Vesey Street, 10th Floor
New York, New York 10281-1010

July 24, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crystal River Capital, Inc.
Amendment No. 5 to Registration Statement on Form S-11 (File No. 333-130256)
Ladies and Gentlemen:
In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Crystal River Capital, Inc. (the “Company”) hereby requests that the effective date of the captioned Registration Statement (the “Registration Statement”) be accelerated so that the same may be declared effective on July 27, 2006 at 1:00 p.m. or as soon thereafter as may be practicable.
The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its obligations under the Securities Act as they relate to the offering contemplated by the Registration Statement.
It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform our attorney, Jon C. Tyras, by telephone at (212) 318-6662.

Very truly yours, CRYSTAL RIVER CAPITAL, INC.
By:	/s/ Clifford E. Lai
	Name:	Clifford E. Lai
	Title:	President and Chief Executive Officer

July 25, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20002

Re:	Crystal River Capital, Inc.
Registration Statement on Form S-11
(File No. 333-130256)

Ladies and Gentlemen:
          We hereby join Crystal River Capital, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that they will be declared effective at 1:00 p.m. Eastern Time, on July 27, 2006, or as soon thereafter as practicable.
          We hereby confirm that we have been and will be in compliance with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In connection with the foregoing, please be advised that, pursuant to Rule 460 under the Securities Act of 1933, as amended, and Rule 15c2-8 under the Exchange Act, the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated July 12, 2006:

Institutions	2,200
Prospective Underwriters	200
Total	2,400

Yours truly,

DEUTSCHE BANK SECURITIES INC. WACHOVIA CAPITAL MARKETS, LLC

As Representatives to the Several Underwriters

By:	Deutsche Bank Securities Inc.

By:	/s/ Jeremy Fox

Name: Jeremy Fox
Title: Director

By:	/s/ Francis M. Windels

Name: Francis M. Windels
Title: Vice President

By:	Wachovia Capital Markets, LLC

By:	/s/ Mary Louise Guttmann

Name: Mary Louise Guttmann
Title: Senior Vice President